[Letterhead of Crowell & Moring LLP]

Morris F. DeFeo, Jr.

202-624-2925

mdefeo@crowell.com

February 4, 2010

Ms. Stephani Bouvet

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QuadraMed Corporation

Preliminary Proxy Statement on Schedule 14A

Filed January 4, 2010

File No. 001-32283

Dear Ms. Bouvet:

Set forth below are responses to the comments which were provided by the Commission’s Staff to QuadraMed Corporation (“QuadraMed” or the “Company”) by your letter dated January 13, 2010 (the “Comment Letter”), regarding the above-referenced filing (the “Preliminary Proxy”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, please find enclosed with this letter the statement of the Company requested by the Commission.

The Agreement and Plan of Merger, page 60 of the Preliminary Proxy

Comment 1.  We note the disclaimer contained in the second paragraph of this section and your statements that the description of the representations and warranties is included solely to provide stockholders with information regarding the terms of the agreement, and that stockholders should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of QuadraMed or its affiliates. Please revise to remove any potential implication that the referenced merger agreement does not constitute disclosure about the company. Statements that other disclosure regarding the company included or incorporated in the proxy may supplement, update or modify the disclosure in the merger agreement may be appropriate. In addition, statements about the intent of the parties with respect to the information in the merger agreement at the time of execution may also be appropriate.

The requested revisions have been incorporated in the description of the merger agreement on page 60 of the Preliminary Proxy, and a marked copy of the revised description is attached to this letter as Annex A.

Comment 2.  We note your various qualifiers regarding the representations and warranties in the merger agreement that alert shareholders to the historical context of the merger agreement. Please revise these references to more clearly refer to the merger agreement at the time it was executed, rather than in the present tense. For example, we note the disclosure that the representations and warranties “are subject to qualifications.”

The requested revisions have been incorporated in the description of the merger agreement on page 60 of the Preliminary Proxy, and a marked copy of the revised description is attached to this letter as Annex A.

Comment 3.  Please be advised that, notwithstanding your inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

The Company hereby confirms its understanding that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Preliminary Proxy not misleading.

*            *            *

If you have any questions regarding the matters discussed above, please telephone the undersigned at 202-624-2925 or, in my absence, Kelly Howard of this firm at 202-624-2993.

Sincerely,

/s/ Morris F. DeFeo, Jr.

Morris F. DeFeo, Jr.

Enclosures

cc:	Duncan W. James, President and Chief Executive Officer, QuadraMed Corporation

James E. Peebles, Chairman of the Board, QuadraMed Corporation

Maryse Mills-Apenteng, SEC

Annex A

THE AGREEMENT AND PLAN OF MERGER

The following sections describe the material provisions of the Agreement and Plan of Merger by and among QuadraMed Corporation, Bavaria Holdings, Inc., and Bavaria Merger Sub, Inc., dated December 7, 2009, as it may be amended from time to time (the “Merger Agreement”). The summary of the material terms of the Merger Agreement below and elsewhere in this proxy statement is qualified in its entirety by reference to that agreement, a copy of which is attached to this proxy statement as Appendix A, and which is incorporated by reference into this document. This summary may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read carefully the Merger Agreement in its entirety.

The Merger Agreement contains representations and warranties that QuadraMed, the Parent, and Merger Sub made to each other as of specific dates. This description of the representations and warranties is included ~~solely~~ to provide QuadraMed’s stockholders with information regarding the terms of the merger agreement. ~~These~~ The assertions embodied in these representations and warranties were made for purposes of the Merger Agreement and the closing conditions under the Merger Agreement, were made for the benefit of the other ~~party to the merger agreement and~~parties to the Merger Agreement, were made as of specific dates and ~~are~~ have been used for purposes of allocating risk among QuadraMed, the Parent, and Merger Sub and providing contractual rights and remedies to the parties if those statements are or prove to be incorrect, rather than establishing matters of fact. The representations and warranties were subject to certain qualifications, limitations and exceptions agreed to by QuadraMed, the Parent and Merger Sub in connection with negotiating the terms of and executing the Merger Agreement. Moreover, ~~these~~certain of the representations and warranties ~~are~~made in the Merger Agreement as of a specified date may be subject to contractual standards of materiality ~~that may be~~ different from those generally applicable to ~~disclosures to~~ stockholders ~~and in some cases may have been made solely for the purpose of allocating risk among QuadraMed, the Parent, and Merger Sub, and to provide contractual rights and remedies to the parties if those statements are or prove to be incorrect rather than to establish matters as facts. Stockholders and others not specifically designated in the Merger Agreement as third-party beneficiaries are not third-party beneficiaries under the Merger Agreement and should not rely on~~. Although the representations and warranties ~~or any descriptions thereof as characterizations of~~in the Merger Agreement may not constitute the actual state of facts ~~or condition of QuadraMed, the Parent or Merger Sub or any of their respective subsidiaries or affiliates~~about the parties to the Merger Agreement as of a specific date, any specific material facts of which QuadraMed is currently aware that materially qualify the representations and warranties in the Merger Agreement have been disclosed in this proxy statement or in the information incorporated by reference herein, as applicable. Please refer to the sections entitled “Representations and Warranties” and “Conditions to the Merger” below for a further discussion of the conditions to closing the merger.

[Letterhead of QuadraMed Corporation]

STATEMENT OF QUADRAMED CORPORATION

QuadraMed Corporation (the “Company”) hereby acknowledges:

o	The Company is responsible for the adequacy and accuracy of the disclosure in its Preliminary Proxy Statement on Schedule 14A, filed with the Commission on January 4, 2010 (File No. 001-32283; the “Filing”).

o	The Staff’s comments in the Comment Letter or any changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Filing.

o	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 3, 2010	QuadraMed Corporation

/s/ David. L. Piazza
	By:	David L. Piazza
	Title:	Chief Financial Officer, Chief Operating Officer, Executive Vice President and Corporate Secretary